July 18, 2008

Dear Chief Executive Officer:

Beginning February 4, 2008, companies formerly classified as "small business issuers" under Regulation S-B must file their quarterly reports on Form 10-Q after they have filed an annual report for a fiscal year ending after December 15, 2007. Although small business issuers are now required to file on Form 10-Q, the disclosure requirements of that form are now tailored for smaller companies.

We note that your quarterly report for the first quarter of fiscal year 2008 was on Form 10-QSB and not Form 10-Q. Although we are not asking you to correct that filing just to reflect the proper form type, we ask that you review your filing requirements and consider whether any action is necessary if your recently filed quarterly reports do not contain all required material information. In any event, you should file your next quarterly report on Form 10-Q.

Information about recent changes to rules affecting smaller company disclosure and filing requirements is available on the SEC website at http://www.sec.gov/info/smallbus/secg/smrepcosysguid.pdf. If you have any questions about these changes, please feel free to contact the SEC's Office of Small Business Policy at (202) 551-3460 or smallbusiness@SEC.gov.

Sincerely,

Gerald J. Laporte
Chief, Office of Small Business Policy